Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Finance Director of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from October 28, 2024 through November 2, 2025 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of September 19, 2023 among John Deere Capital Corporation, John Deere Receivables LLC and John Deere Owner Trust 2023-C has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 9, 2026	Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Finance Director